UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-38802

CASTOR MARITIME INC.
(Translation of registrant's name into English)

CHRISTODOULOU CHATZIPAVLOU 223
 HAWAII ROYAL GARDENS, APART. 16
 3036 LIMASSOL, CYPRUS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 28, 2019, Castor Maritime Inc. (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Maxim Group LLC (“Maxim”), as sales agent, under which the Company may offer and sell, from time to time through Maxim, up to US$10.0 million of its common shares, par value $0.001 per share.

Attached hereto as Exhibit 1.1 is a copy of the Equity Distribution Agreement, dated June 28, 2019, by and between the Company and Maxim.

Attached hereto as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the common shares.

The information contained in this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-232052) that was filed with the U.S. Securities and Exchange Commission and became effective on June 21, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
(Registrant)

Dated: July 1, 2019	By: /s/ Petros Panagiotidis
Petros Panagiotidis Chairman, Chief Executive Officer and Chief Financial Officer